                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                                  Cygnus, Inc.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   232560 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

---------------
(1)       The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 2 of 14 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        KELLOGG CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,000,000
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,000,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,000,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 3 of 14 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        KELLOGG GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,000,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,000,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,000,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 4 of 14 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        CHARLES KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,000,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
  REPORTING
 PERSON WITH                  - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,000,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,000,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 5 of 14 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                        LEE KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,000,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,000,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,000,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 6 of 14 Pages
------------------------                                   ---------------------

     The following  constitutes the Schedule 13D filed by the  undersigned  (the
"Schedule 13D").

Item 1.   Security and Issuer.
          -------------------

(a)  Class of Securities:     Common Stock, $.001 par value (the "Common Stock")

(b)  Issuer:                  Cygnus,  Inc. (the  "Issuer").  The address of the
                              principal  executive  offices  of the Issuer is 88
                              Kearny   Street,   4th   Floor,   San   Francisco,
                              California 94108.

Item 2.   Identity and Background.
          -----------------------

          (a-c and f)    The persons filing this  statement are Kellogg  Capital
Group, LLC ("Kellogg"),  a New York limited  liability  company,  Kellogg Group,
LLC,  a New York  limited  liability  company  ("Kellogg  Group"),  Mr.  Charles
Kellogg,  a citizen of the  United  States of America  and Ms.  Lee  Kellogg,  a
citizen of the United States of America. Kellogg, Kellogg Group, Charles Kellogg
and Lee Kellogg are each referred to herein  individually as a Reporting  Person and  collectively as the Reporting  Persons.  The principal  business address of
Kellogg,  Kellogg  Group,  Charles  Kellogg and Lee Kellogg is 55 Broadway,  4th
Floor, New York, NY 10006.

          The  principal  business of Kellogg is  investing in  securities.  The principal  business of Kellogg Group is serving as a non  broker-dealer  holding company for four broker-dealers,  including Kellogg. The name, business address, present  principal  occupation or employment  and  citizenship of each executive officer  and  executive  committee  member of Kellogg is set forth on Schedule A hereto. Kellogg Group has no officers or directors.

          The  principal   occupation  of  Charles   Kellogg  is  serving  as  a
controlling member of Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg.  The principal  occupation of Lee Kellogg is serving as the principal of Kellogg  Design Inc., an interior  designer.  Lee
Kellogg is also a controlling member of Kellogg Group.

          Each of  Charles  Kellogg,  Lee  Kellogg  and  Kellogg  Group  is in a
position  to  directly  and  indirectly  determine  the  investment  and  voting decisions made by Kellogg.  Accordingly, the Reporting Persons are hereby filing a joint  Schedule  13D. Each of Charles  Kellogg,  Lee Kellogg and Kellogg Group
disclaim  beneficial  ownership  of the  shares  of the  Issuer's  Common  Stock beneficially  owned by Kellogg except to the extent of their pecuniary  interest therein.

          (d)  Neither the Reporting Persons nor any person listed in Schedule A has,  during  the last five  years,  been  convicted  in a  criminal  proceeding
(excluding traffic violations or similar misdemeanors).

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 7 of 14 Pages
------------------------                                   ---------------------

          (e)  Neither the Reporting Persons nor any person listed in Schedule A has, during the last five years,  been party to a civil proceeding of a judicial or  administrative  body  of  competent  jurisdiction  and as a  result  of such proceeding  was or is subject to a  judgment,  decree or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The  aggregate  purchase  price of the shares of the  Issuer's  Common
Stock  purchased by Kellogg and reported in this Schedule 13D (the  "Shares") is approximately  $713,500,  including brokerage commissions.  Purchases to date by
Kellogg of the Shares reported herein as beneficially  owned have been made from
Kellogg's working capital and any and all shares of the Issuer's Common Stock to be acquired in the future shall be effected with Kellogg's working capital.

Item 4.   Purpose of Transaction.
          ----------------------

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief that the Shares,  when  purchased,  represented  an  attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment   opportunities   available  to  the  Reporting   Persons,   and  the
availability  of  Common  Stock  at  prices  that  would  make the  purchase  of additional  Common  Stock  desirable,  the  Reporting  Persons  may  endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock on the open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  Kellogg believes the Issuer has value in excess of its  liquidation net asset value as it could be used as a corporate  shell.  Also,  its net  operating  loss  carryforwards  (NOLs)  could potentially be monetized in a reverse merger or other similar transaction. These transactions have been gaining in popularity,  creating demand for vehicles such as the Issuer.  This strategy may be pursued in tandem with a  substantial  cash distribution so as to only moderately impact the ultimate effect of the existing liquidation  plan.  Kellogg plans to have further  discussions  with  management about this course of action.  Depending on various  factors  including,  without limitation,  the Issuer's financial position and investment strategy,  the price levels of the Common  Stock,  conditions in the  securities  markets and general economic  and industry  conditions,  Kellogg may in the future take such actions with respect to its investment in the Issuer as it deems appropriate  including, without limitation, seeking Board representation, making proposals to the Issuer
concerning   changes  to  its  capital  structure  and  operations,   purchasing
additional  Common Stock,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction  with respect to the Shares or changing its intention  with respect to any and all matters  referred to in Item
4.

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 8 of 14 Pages
------------------------                                   ---------------------

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  As of the close of  business  on October 6, 2005,  Kellogg may be deemed to own beneficially in the aggregate  5,000,000 Shares which  constitutes approximately  12.2% of the  outstanding  shares of the  Issuer's  Common  Stock
(based upon  41,009,251  shares of Common Stock  outstanding  as reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2005 and filed with the Securities and Exchange  Commission on August 12, 2005).  Kellogg
Group,  as the sole member of  Kellogg,  may be deemed to  beneficially  own the shares of the  Issuer's  Common  Stock  beneficially  owned by Kellogg.  Charles
Kellogg and Lee  Kellogg,  by virtue of their status as  controlling  members of
Kellogg  Group,  may be deemed to own  beneficially  the shares of the  Issuer's
Common Stock  beneficially  owned by Kellogg Group,  and  consequently  Kellogg.
Charles Kellogg,  Lee Kellogg and Kellogg Group disclaim beneficial ownership of such shares of the Issuer's Common Stock except to the extent of their pecuniary interest therein.

          (b)  Each of Charles  Kellogg,  Lee Kellogg and Kellogg  Group has the
sole power to vote and dispose of the Shares reported in this Schedule 13D.

          (c)  Schedule B annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

          (d)  No person other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1.   Joint Filing  Agreement by and among Kellogg Capital Group,  LLC,
               Kellogg Group, LLC, Charles Kellogg and Lee Kellogg dated October
               7, 2005.

          2.   Power of Attorney of each of Charles Kellogg and Lee Kellogg.

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                   Page 9 of 14 Pages
------------------------                                   ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: October 7, 2005                        KELLOGG CAPITAL GROUP, LLC

                                              By: /s/ Matthew Brand
                                                  ------------------------------
                                              Name: Matthew Brand
                                              Title: Managing Director

                                              KELLOGG GROUP, LLC

                                              By: /s/ Matthew Brand
                                                  ------------------------------
                                              Name: Matthew Brand
                                              Title: Managing Director

                                              /s/ CHARLES KELLOGG
                                              ----------------------------------
                                              CHARLES KELLOGG

                                              /s/ LEE KELLOGG
                                              ----------------------------------
                                              LEE KELLOGG

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                  Page 10 of 14 Pages
------------------------                                   ---------------------

                                   SCHEDULE A
                                   ----------

          The  name  and  present  principal  occupation  or  employment  of the executive officers and executive committee members of Kellogg Capital Group, LLC are set forth below.  The  business  address of each such person is 55 Broadway,
4th Floor,  New York,  NY 10006.  All such  persons  are  citizens of the United
States of America.

NAME AND POSITION WITH                          PRESENT PRINCIPAL OCCUPATION
KELLOGG CAPITAL GROUP, LLC                      OR EMPLOYMENT

Charles Kellogg                                 Chief Executive Officer
Chief Executive Officer                         Kellogg Capital Group, LLC
                                                and Executive Committee Member

Matthew Brand                                   Executive Committee Member
Executive Committee Member                      Kellogg Capital Group, LLC

Mark Schalles                                   Executive Committee Member
Executive Committee Member                      Kellogg Capital Group, LLC

Christopher Carey                               Executive Committee Member
Executive Committee Member                      Kellogg Capital Group, LLC

Greg Villany                                    Executive Committee Member
Executive Committee Member                      Kellogg Capital Group, LLC

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                  Page 11 of 14 Pages
------------------------                                   ---------------------

                                   SCHEDULE B
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
Shares of Common Stock                Price Per                         Date of
       Purchased                      Share($)                          Purchase
       ---------                      --------                          --------

                           KELLOGG CAPITAL GROUP, LLC
                           --------------------------
         50,000                         .1220                           08/11/05
        116,000                         .1220                           08/25/05
         84,000                         .1220                           09/07/05
        852,500                         .1300                           09/14/05
         10,000                         .1250                           09/14/05
         50,000                         .1250                           09/26/05
        797,600                         .1482                           10/03/05
         76,000                         .1500                           10/03/05
        797,600                         .1482                           10/03/05
          3,700                         .1500                           10/03/05
         70,000                         .1450                           10/04/05
      1,000,000                         .1520                           10/04/05

                               KELLOGG GROUP, LLC
                               ------------------
                                      None

                                 CHARLES KELLOGG
                                 ---------------
                                      None

                                   LEE KELLOGG
                                   -----------
                                      None

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                  Page 12 of 14 Pages
------------------------                                   ---------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                                Page
     -------                                                                ----

1.   Joint Filing  Agreement by and among Kellogg Capital                    13
     Group, LLC, Kellogg Group, LLC, Charles Kellogg and
     Lee Kellogg dated October 7, 2005.

2.   Power of Attorney of each of Charles Kellogg and Lee                    14
     Kellogg.

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                  Page 13 of 14 Pages
------------------------                                   ---------------------

                        JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  October 7, 2005
(including  amendments thereto) with respect to the Common Stock of Cygnus, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 7, 2005                        KELLOGG CAPITAL GROUP, LLC

                                              By: /s/ Matthew Brand
                                                  ------------------------------
                                              Name: Matthew Brand
                                              Title: Managing Director

                                              KELLOGG GROUP, LLC

                                              By: /s/ Matthew Brand
                                                  ------------------------------
                                              Name: Matthew Brand
                                              Title: Managing Director

                                              /s/ CHARLES KELLOGG
                                              ----------------------------------
                                              CHARLES KELLOGG

                                              /s/ LEE KELLOGG
                                              ----------------------------------
                                              LEE KELLOGG

------------------------                                   ---------------------
CUSIP No. 232560 10 2                   13D                  Page 14 of 14 Pages
------------------------                                   ---------------------

                          POWER OF ATTORNEY OF EACH OF
                         CHARLES KELLOGG AND LEE KELLOGG

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT CHARLES  KELLOGG hereby  appoints  Matthew
Brand,  his true and lawful  attorney for him and in his name for the purpose of executing  on his  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments  thereto in  connection  with his  beneficial  ownership of shares of common  stock of  Cygnus,  Inc.  and  causing  such  forms to be filed  with the
Securities and Exchange Commission and any nationally recognized stock exchange.
This Power of Attorney  shall remain in effect  until  revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 6th day of October, 2005.

CHARLES KELLOGG

/s/ CHARLES KELLOGG
-------------------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT LEE KELLOGG hereby appoints Matthew Brand, her  true  and  lawful  attorney  for her and in her  name  for the  purpose  of executing  on her  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments  thereto in  connection  with her  beneficial  ownership of shares of common  stock of  Cygnus,  Inc.  and  causing  such  forms to be filed  with the
Securities and Exchange Commission and any nationally recognized stock exchange.
This Power of Attorney  shall remain in effect  until  revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 6th day of October, 2005.

LEE KELLOGG

/s/ LEE KELLOGG
---------------